                      SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.
                      __________________________________

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                     Rule 13e-3 ((S)240.13e-3) thereunder)

                      Petroleum Heat and Power Co., Inc.
                               (Name of Issuer)

                      Petroleum Heat and Power Co., Inc.
                            Star Gas Partners, L.P.
                             Star Gas Corporation
                    (Name(s) of Person(s) Filing Statement)
                         _______________________________

                Class A Common Stock, par value $.10 per share
                        (Title of Class of Securities)
                         _______________________________

                                  716600 309
                     (Cusip Number of Class of Securities)
                         _______________________________

     Joseph P. Cavanaugh                Irik P. Sevin
     President                          Chairman of the Board and
     Star Gas Corporation               Chief Executive Officer
     2187 Atlantic Street               Petroleum Heat and Power Co., Inc.
     P.O. Box 120011                    2187 Atlantic Street
     Stamford, Connecticut 06912-0011   Stamford, Connecticut  06902

           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Person(s)
                               Filing Statement)

               _________________________________________________

                                With Copies To:

     Michael Rosenwasser, Esq.  Alan Shapiro, Esq.        R. Joel Swanson, Esq.
     Andrews & Kurth, L.L.P.    Phillips Nizer Benjamin   Baker & Botts, L.L.P.
     805 Third Avenue           Krim & Ballon LLP         One Shell Plaza
     New York, NY 10022         666 Fifth Avenue          910 Louisiana
     (212) 850-2800             New York, NY 10103-0084   Houston, TX 77002-4995
                                (212) 977-9700            (713) 229-1300


This statement is filed in connection with (check the appropriate box):


a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [x] The filing of a registration statement under the Securities Act of 1933.

c.   [_]  A tender offer.

d.   [_]  None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

                           Calculation of Filing Fee

-------------------------------------------------------------------------------
  Transaction Valuation*                               Amount of Filing Fee
-------------------------------------------------------------------------------
     $26,148,106.30                                          $5,230


* Calculated by multiplying $0.9844, by 26,562,481, the sum of the number of shares of Common Stock to be converted in the Transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $9,825
Form or Registration No.:  Registration Statement on Form S-4
Filing Party:  Star Gas Partners, L.P.
Date Filed:  October 22, 1998

                                 INTRODUCTION


     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (1) Petroleum Heat and Power Co., Inc, a Minnesota corporation (the "Issuer"); (2) Star Gas Partners, L.P., a Delaware limited partnership and an indirect subsidiary of the Issuer (the "Partnership"); and
(3) Star Gas Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Star Gas") and the general partner of the Partnership, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with a transaction (the "Transaction") consisting of (a) the merger of a wholly-owned indirect subsidiary of the Partnership ("Mergeco"), with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as an indirect wholly-owned subsidiary of the Partnership, and the conversion of each outstanding share of Class A and Class C common stock, par value $.10 per share of the Issuer, (the "Common Stock"), into senior subordinated units of limited partner interest ("Senior Subordinated Units") of the Partnership, upon the terms and subject to the conditions set forth in a certain Agreement and Plan of Merger dated as of October 22, 1998 (the "Merger Agreement") among the Issuer, the Partnership and Mergeco, et al., a copy of which is filed as Exhibit (c)(1) hereto; and (b) the exchange (the "Exchange") (1) by certain holders of shares of Common Stock of the Issuer that are affiliates of the Issuer (the "LLC Owners") with (A) Star Gas LLC, a Delaware limited liability company, of a portion of the Common Stock (the "LLC Shares") held by the LLC Owners for 100% of the limited liability company interests in Star Gas LLC (which in turn will exchange the LLC Shares with the Partnership for General Partner Units) and (B) with the Partnership, of their remaining shares of Common Stock held by the LLC Owners, for junior subordinated units of limited partner interest ("Junior Subordinated Units") of the Partnership, and (2) by certain other holders of Common Stock, that are affiliates of the Issuer with the Partnership, of their Common Stock for Senior Subordinated Units, upon the terms and subject to the conditions set forth in a certain exchange agreement dated October 22, 1998 (the "Exchange Agreement") among the Issuer, the Partnership, the LLC Owners and the other affiliated holders of Common Stock referred to above, a copy of which is filed as Exhibit
(c) (2) hereto.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the joint proxy statement and prospectus of the Partnership (the "Proxy Statement"), included in the registration statement on Form S-4 (the "S-4") filed by the Partnership with the Securities and Exchange Commission on the date hereof, of the information required to be included in this Schedule 13E-3. The information set forth in the S-4, including all exhibits thereto and the Annual Report on Form 10-K of the Issuer for its fiscal year ended December 31, 1997 (the "Petro 10-K"), the Proxy Statement of the Issuer for its 1998 annual meeting of shareholders (the "Petro Annual Meeting Proxy Statement") and the Annual Report on Form 10-K of the Partnership for its fiscal year ended September 30, 1997 (the "Partnership 10-K") are hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Proxy Statement, the annexes thereto, the Petro 10-K, the Petro Annual Meeting Proxy Statement and the Partnership 10-K which are incorporated by reference in and/or accompany the Proxy Statement.

     The information contained in this Schedule 13E-3 concerning the Issuer, including, without limitation, the information concerning the background of the Transaction, the deliberations of the Issuer's Board of Directors in connection with the Transaction, the opinion of the Issuer's financial advisor and the Issuer's capital structure and historical financial statements of the Issuer, was supplied by the Issuer. The Partnership and Star Gas take no responsibility for the accuracy or completeness of such information.

     The information contained in this Schedule 13E-3 concerning the Partnership, including, without limitation, the information concerning the background of the Transaction, the opinion of the financial advisor to the special committee (the "Special Committee") of the board of directors of Star Gas, the Partnership's capital structure and historical financial statements of the Partnership, was supplied by Star Gas, on behalf of the Partnership. Petro takes no responsibility for the accuracy or completeness of such information.

                             CROSS REFERENCE SHEET


   Item in                                        Where Located in
Schedule 13E-3                                     Proxy Statement
--------------                                     ---------------

Item 1(a).............................  Cover Page, "Proxy Statement Summary
                                        - Parties - Petro" and "Parties to
                                        the Transaction - Petro"

Item 1(b).............................  "Proxy Statement Summary - Votes
                                        Required; Record Date - Petro" and
                                        "The Special Meeting -Petro Record
                                        Date," "The Special Meeting -Voting
                                        Rights; Votes Required" and "The
                                        Special Meeting - Petro Preferred
                                        Stock"

Items 1(c) and (d)....................  "Proxy Statement Summary -
                                        Comparative Market Price Information"
                                        and "Comparative Security Price and
                                        Distribution Information -Petro
                                        Capital Stock - Class A Common Stock"

Item 1(e).............................  *

Item 1(f).............................  *

Items 2(a) - (d) and (g)..............  Cover Page, "Proxy Statement Summary
                                        -Parties," "Parties to the
                                        Transaction - Petro," "Management of
                                        the Partnership After the Transaction
                                        - Officers and Employees of the
                                        Operating Partnership and Petro -
                                        Petro," "Beneficial Ownership of
                                        Principal Unitholders and Management"
                                        and "Incorporation of Certain
                                        Documents by Reference"

Items 2(e) and (f)....................  *

Item 3(a).............................  "Proxy Statement Summary - The Merger
                                        and the Exchange" and "Proxy
                                        Statement Summary -Partnership
                                        Structure and Management Following
                                        the Transaction," "The Transaction -
                                        Background of and Reasons for the
                                        Transaction - Background of the
                                        Transaction," "Management of the
                                        Partnership After the Transaction
                                        -Reimbursement of Expenses of the
                                        General Partner" and "Incorporation
                                        of Certain Documents by Reference"

Item 3(b).............................  "Proxy Statement Summary - The
                                        Transaction," "The Transaction -
                                        Description of the

                                        Transaction" and "The Transaction -
                                        Background of and Reasons for the
                                        Transaction"

Item 4(a) and (b).....................  Cover Page, "Proxy Statement Summary
                                        - The Transaction," "Proxy Statement
                                        Summary - The Merger and the
                                        Exchange," "The Transaction
                                        -Description of the Transaction,"
                                        "The Transaction - Description of the
                                        Merger and the Exchange" and "The
                                        Transaction - Certain Provisions of
                                        the Merger and Merger Agreement"

Items 5(a)  -  (g)....................  "Proxy Statement Summary - The
                                        Transaction," "Proxy Statement
                                        Summary - The Merger and the
                                        Exchange," "The Transaction -
                                        Description of the Transaction," "The
                                        Transaction - Description of the
                                        Merger and the Exchange" and "The
                                        Transaction - Certain Provisions of
                                        the Merger and the Merger Agreement"

Item 6(a).............................  "Proxy Statement Summary - The
                                        Transaction," "Proxy Statement
                                        Summary - Related Financing and
                                        Refinancing Transactions" and "The
                                        Transaction - Related Financing and
                                        Refinancing Transactions"

Item 6(b).............................  "Proxy Statement Summary - Estimated
                                        Sources and Uses of Funds," "The
                                        Unitholders Meeting -Cost of
                                        Solicitation of Proxies," "The
                                        Special Meeting - Cost of
                                        Solicitation of Proxies," "The
                                        Transaction - Opinion of A.G. Edwards
                                        - Terms of A.G. Edwards' Engagement,"
                                        "The Transaction - Opinion of Dain
                                        Rauscher Wessels -Dain Rauscher
                                        Wessels' Engagement Agreement" and
                                        "The Transaction - Certain Provisions
                                        of the Merger and Merger Agreement -
                                        Expenses"

Item 6(c).............................  "Proxy Statement Summary - Related
                                        Financing and Refinancing
                                        Transactions" and "The Transaction -
                                        Related Financing and Refinancing
                                        Transactions"

Item 6(d).............................  *

Item 7(a).............................  "Proxy Statement Summary - Advantages
                                        to the Petro Common Stockholders,"
                                        "Proxy Statement Summary -
                                        Recommendations of Petro Board and
                                        Opinion of Dain Rauscher Wessels,"
                                        "Proxy Statement Summary - Interests
                                        of Certain Persons
                                        in the Transaction; Conflicts of
                                        Interest - Petro," "Proxy Statement
                                        Summary - Cash Available for
                                        Distribution," "Proxy Statement
                                        Summary -Description of the
                                        Partnership Units," "The Transaction
                                        - Background of and Reasons for the
                                        Transaction - Background of the
                                        Transaction" and "The Transaction -
                                        Background of and Reasons for the
                                        Transaction - Reasons for the
                                        Transaction; Recommendation of the
                                        Petro Board"

Items 7(b) and (c)....................  "Proxy Statement Summary - The
                                        Transaction" and "The Transaction -
                                        Background of and Reasons for the
                                        Transaction - Background of the
                                        Transaction"

Item 7(d).............................  "Proxy Statement Summary - Advantages
                                        to the Petro Common Stockholders,"
                                        "Proxy Statement Summary - Potential
                                        Disadvantages and Risks to the Petro
                                        Common Stockholders," "Proxy
                                        Statement Summary - Selected
                                        Unaudited Pro Forma Combined
                                        Financial Information," "Proxy
                                        Statement Summary - Certain Federal
                                        Income Considerations," "Proxy
                                        Statement Summary -Accounting
                                        Treatment," "Risk Factors - Risks to
                                        Common Stockholders," "Risk Factors -
                                        Tax Risks to Common Stockholders,"
                                        "Interests of Certain Persons in the
                                        Transaction; Conflicts of Interest -
                                        Petro," "The Transaction - Background
                                        of and Reasons for the Transaction
                                        -Recommendation of the Petro Board,"
                                        "Management of the Partnership After
                                        the Transaction," "The Amended and
                                        Restated Partnership Agreement,"
                                        "Cash Distribution Policy," "Cash
                                        Available for Distribution,"
                                        "Description of the Units,"
                                        "Comparison of Securities" and
                                        "Certain Federal Income Tax
                                        Considerations"

Items 8(a)  -  (e)....................  Cover Page, "Proxy Statement Summary
                                        -Recommendation of Petro Board and
                                        Opinion of Dain Rauscher Wessels,"
                                        "Proxy Statement Summary - Votes
                                        Required; Record Date," "Proxy
                                        Statement Summary - Interests of
                                        Certain Persons in the Transaction;
                                        Conflicts of Interest -Petro,"
                                        "Interests of Certain Persons in the
                                        Transaction; Conflicts of Interest -
                                        Petro," "The Special Meeting - Petro
                                        Board Recommendation," "The
                                        Transaction - Background of and
                                        Reasons for the Transaction -
                                        Background of the

                                        Transaction," "The Transaction -
                                        Background of and Reasons for the
                                        Transaction -Recommendation of the
                                        Petro Board" and "The Transaction -
                                        Background of and Reasons for the
                                        Transaction - Opinion of Dain
                                        Rauscher Wessels"

Item 8(f).............................  *

Items 9(a)  -  (c)....................  "Proxy Statement Summary -
                                        Recommendation of Petro Board and
                                        Opinion of Dain Rauscher Wessels,"
                                        "The Transaction - Background of and
                                        Reasons for the Transaction -
                                        Background of the Transaction - Petro
                                        Retains Dain Rauscher Wessels to
                                        Provide a Fairness Opinion to Petro's
                                        Public Common Stockholders" and "The
                                        Transaction - Background of and
                                        Reasons for the Transaction - Opinion
                                        of Dain Rauscher Wessels"

Items 10(a)...........................  "Proxy Statement Summary - Votes
                                        Required; Record Date - Petro" and
                                        "The Special Meeting -Voting Rights;
                                        Vote Required"

Item 10(b)............................  *

Item 11...............................  "Proxy Statement Summary - The
                                        Transaction," "Proxy Statement
                                        Summary - Votes Required; Record
                                        Date," "The Special Meeting - Voting
                                        Rights; Vote Required," "The Special
                                        Meeting -Petro Preferred Stock," "The
                                        Transaction -Description of the
                                        Transaction," "The Transaction -
                                        Description of the Merger and the
                                        Exchange" and "The Transaction -
                                        Related Financing and Refinancing
                                        Transactions"

Items 12(a) and (b)...................  "Proxy Statement Summary -
                                        Recommendation of Petro Board and
                                        Opinion of Dain Rauscher Wessels,"
                                        "Proxy Statement Summary - Vote
                                        Required; Record Date," "The Special
                                        Meeting -Voting Rights; Vote
                                        Required" and "The Transaction -
                                        Background of and Reasons for the
                                        Transaction - Recommendation of the
                                        Petro Board"

Item 13(a)............................  "Proxy Statement Summary -
                                        Dissenters' Rights," "Dissenters'
                                        Rights" and Annex F to the Proxy
                                        Statement

Item 13(b)............................  *

Item 13(c)............................  *

Item 14(a) and (b)....................  "Proxy Statement Summary - Summary
                                        Selected Historical Financial and
                                        Operating Data," "Proxy Statement
                                        Summary - Selected Unaudited Pro
                                        Forma Combined Financial
                                        Information," "Comparative Security
                                        Price and Distribution Information -
                                        Comparative Per Share/Per Unit
                                        Information (Unaudited)," "Selected
                                        Unaudited Combined Pro Forma
                                        Financial Information" and
                                        "Incorporation of Certain Documents
                                        by Reference"

Item 14(b)............................  *

Item 15(a)............................  "Proxy Statement Summary - The
                                        Transaction," "Proxy Statement
                                        Summary - Related Financing and
                                        Refinancing Transactions," "Proxy
                                        Statement Summary - Estimated Sources
                                        and Uses of Funds," "The Unitholders
                                        Meeting - Cost of Solicitation of
                                        Proxies," "The Special Meeting -Cost
                                        of Solicitation of Proxies," "The
                                        Transaction - Related Financing and
                                        Refinancing Transactions - Public
                                        Offerings" and "The Transaction
                                        -Certain Provisions of the Merger and
                                        Merger Agreement - Expenses"

Item 15(b)............................  "The Unitholders Meeting - Cost of
                                        Solicitation of Proxies," "The
                                        Special Meeting - Cost of
                                        Solicitation of Proxies," "The
                                        Transaction -Background of and
                                        Reasons for the Transaction -Opinion
                                        of A.G. Edwards - Terms of A.G.
                                        Edwards' Engagement" and "The
                                        Transaction -Background of and
                                        Reasons for the Transaction -Opinion
                                        of Dain Rauscher Wessels - Dain
                                        Rauscher Wessels' Engagement
                                        Agreement"

Item 16...............................  The Proxy Statement in its entirety

Item 17...............................  *

--------------------

*  The Item is located in the Schedule 13E-3 only.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The relevant information set forth in the Proxy Statement on the cover page thereof and under "Proxy Statement Summary - Parties - Petro" and "Parties to the Transaction - Petro" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under "Proxy Statement Summary - Votes Required; Record Date - Petro" and "The Special Meeting - Petro Record Date," "The Special Meeting - Voting Rights; Votes Required" and "The Special Meeting - Petro Preferred Stock" is incorporated herein by reference.

     (c) and (d) The relevant information set forth in the Proxy Statement under "Proxy Statement Summary - Comparative Market Price Information" and "Comparative Security Price and Distribution Information - Petro Capital Stock - Class A Common Stock" is incorporated herein by reference.

     (e) Not Applicable.

     (f) Not Applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by the Issuer, the Partnership and Star Gas. The information set forth on the cover page thereof and under "Proxy Statement Summary -Parties," "Parties to the Transaction-Petro," "Management of the Partnership After the Transaction - Officers and Employees of the Operating Partnership and Petro - Petro" and "Beneficial Ownership of Principal Unitholders and Management" and information appearing under Item 10 of the Petro 10-K and under "Election of Directors" and "Executive Officers" in the Petro Annual Meeting Proxy Statement and information appearing under Item 10 of the Partnership 10-K, which information is incorporated by reference in the Proxy Statement under "Incorporation of Certain Documents by Reference" and is incorporated herein by reference.

     (e) and (f) During the last five years, none of (i) the Issuer, the Partnership or Star Gas or, (ii) to the best knowledge of the Issuer, the Partnership and Star Gas, any person who is a director or executive officer of the Issuer, the Partnership or Star Gas has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The Partnership and the Operating Partnership do not have any officers, directors or employees.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) The relevant information set forth in the Proxy Statement under "Proxy Statement Summary - The Merger and the Exchange" and "Proxy Statement Summary - Partnership Structure and Management Following the Transaction," "The Transaction - Background of and Reasons for the Transaction - Background of the Transaction" and "Management of the Partnership After the Transaction - Reimbursement of Expenses of the General Partner" and information appearing under Item 13 of the Petro 10-K and under "Election of Directors -Certain Transactions" in the Petro Annual Meeting Proxy Statement and information appearing in Note 16 (Related Party Transactions) to the Consolidated Financial Statements of the Partnership and its subsidiary included in the Partnership 10-K, which information is incorporated by reference in the Proxy Statement under "Incorporation of Certain Documents" and is incorporated herein by reference.

     (b) The relevant information set forth in the Proxy Statement under "Proxy Statement Summary - The Transaction," "The Transaction - Description of the Transaction" and "The Transaction - Background of and Reasons for the Transaction" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) and (b) The information set forth in the Proxy Statement on the cover page thereof and under "Proxy Statement Summary - The Transaction," "Proxy Statement Summary - The Merger and the Exchange," "The Transaction - Description of the Transaction," "The Transaction - Description of the Merger and the Exchange" and "The Transaction - Certain Provisions of the Merger and Merger Agreement" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth in the Proxy Statement under "Proxy Statement Summary - The Transaction," "Proxy Statement Summary - The Merger and the Exchange," "The Transaction - Description of the Transaction," "The Transaction - Description of the Merger and the Exchange" and "The Transaction - Certain Provisions of the Merger and the Merger Agreement" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Proxy Statement under "Proxy Statement Summary - The Transaction," "Proxy Statement Summary - Related Financing and Refinancing Transactions" and "The Transaction - Related Financing and Refinancing Transactions" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under "Proxy Statement Summary - Estimated Sources and Uses of Funds," "The Unitholders Meeting - Cost of Solicitation of Proxies," "The Special Meeting - Cost of Solicitation of Proxies," "The Transaction - Opinion of A.G. Edwards - Terms of A.G. Edwards' Engagement," "The Transaction - Opinion of Dain Rauscher Wessels - Dain Rauscher Wessels' Engagement Agreement" and "The Transaction -Certain Provisions of the Merger and Merger Agreement - Expenses" is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under "Proxy Statement Summary - Related Financing and Refinancing Transactions" and "The Transaction - Related Financing and Refinancing Transactions" is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in the Proxy Statement under "Proxy Statement Summary - Advantages to the Petro Common Stockholders," "Proxy Statement Summary -Recommendations of Petro Board and Opinion of Dain Rauscher Wessels," "Proxy Statement Summary - Interests of Certain Persons in the Transaction; Conflicts of Interest - Petro," "Proxy Statement Summary - Cash Available for Distribution," "Proxy Statement Summary -Description of the Partnership Units," "The Transaction - Background of and Reasons for the Transaction - Background of the Transaction" and "The Transaction - Background of and Reasons for the Transaction - Reasons for the Transaction; Recommendation of the Petro Board" is incorporated herein by reference.

     (b) and (c) The information set forth in the Proxy Statement under "Proxy Statement Summary - The Transaction" and "The Transaction - Background of and Reasons for the Transaction - Background of the Transaction" is incorporated herein by reference.

     (d) The information set forth in the Proxy Statement "Proxy Statement Summary -Advantages to the Petro Common Stockholders," "Proxy Statement Summary
- Potential Disadvantages and Risks to the Petro Common Stockholders," "Proxy Statement Summary -Selected Unaudited Pro Forma Combined Financial Information," "Proxy Statement Summary -Certain Federal Income Considerations," "Proxy Statement Summary - Accounting Treatment," "Risk Factors - Risks to Common Stockholders," "Risk Factors - Tax Risks to Common Stockholders," "Interests of Certain Persons in the Transaction; Conflicts of Interest - Petro," "The Transaction - Background of and Reasons for the Transaction - Recommendation of the Petro Board," "Management of the Partnership After the Transaction," "The Amended and Restated Partnership Agreement," "Cash Distribution Policy," "Cash Available for Distribution," "Description of the Units," "Comparison of Securities" and "Certain Federal Income Tax Considerations" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in the Proxy Statement on the cover page thereof and under "Proxy Statement Summary - Recommendation of Petro Board and Opinion of Dain Rauscher Wessels," "Proxy Statement Summary - Votes Required; Record Date," "Proxy Statement Summary - Interests of Certain Persons in the Transaction; Conflicts of Interest -Petro," "Interests of Certain Persons in the Transaction; Conflicts of Interest - Petro," "The Special Meeting - Petro Board Recommendation," "The Transaction - Background of and Reasons for the Transaction - Background of the Transaction," "The Transaction - Background of and Reasons for the Transaction - Recommendation of the Petro Board" and "The Transaction - Background of and Reasons for the Transaction - Opinion of Dain Rauscher Wessels" is incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) The information set forth in the Proxy Statement under "Proxy Statement Summary - Recommendation of Petro Board and Opinion of Dain Rauscher Wessels," "The Transaction - Background of and Reasons for the Transaction - Background of the Transaction -

Petro Retains Dain Rauscher Wessels to Provide a Fairness Opinion to Petro's Public Common Stockholders" and "The Transaction - Background of and Reasons for the Transaction - Opinion of Dain Rauscher Wessels" is incorporated herein by reference. The opinion of Dain Rauscher Wessels is attached to the Proxy Statement as Annex E.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Proxy Statement under "Proxy Statement Summary - Votes Required; Record Date - Petro" and "The Special Meeting - Voting Rights; Vote Required" and the information set forth in the Petro Annual Meeting Proxy Statement under "Ownership of Equity Securities in the Company" is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES PROXY STATEMENT - SUMMARY - THE TRANSACTION.

     The information set forth in the Proxy Statement under "Proxy Statement Summary -The Transaction," "Proxy Statement Summary - Votes Required; Record Date," "The Special Meeting - Voting Rights; Vote Required," "The Special Meeting - Petro Preferred Stock," "The Transaction - Description of the Transaction," "The Transaction - Description of the Merger and the Exchange" and "The Transaction - Related Financing and Refinancing Transactions" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) and (b) The information set forth in the Proxy Statement under "Proxy Statement Summary - Recommendation of Petro Board and Opinion of Dain Rauscher Wessels," "Proxy Statement Summary - Vote Required; Record Date," "The Special Meeting - Voting Rights; Vote Required" and "The Transaction - Background of and Reasons for the Transaction -Recommendation of the Petro Board" is incorporated herein by reference.

ITEM 13.   OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Proxy Statement under "Proxy Statement Summary - Dissenters' Rights," "Dissenters' Rights" and Annex F to the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in the Proxy Statement under "Proxy Statement Summary - Summary Selected Historical Financial and Operating Data," "Proxy Statement Summary -Selected Unaudited Pro Forma Combined Financial Information," "Comparative Security Price and Distribution Information - Comparative Per Share/Per Unit Information (Unaudited)" and "Selected Unaudited Combined Pro Forma Financial Information" is incorporated herein by reference. The consolidated financial statements of Petro and its subsidiaries included in the Petro 10 - K have been incorporated by reference in the Proxy Statement under "Incorporation of Certain Documents by Reference" are incorporated herein by reference.

     (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The relevant information set forth under "Proxy Statement Summary - The Transaction," "Proxy Statement Summary - Related Financing and Refinancing Transactions," "Proxy Statement Summary - Estimated Sources and Uses of Funds," "The Unitholders Meeting - Cost of Solicitation of Proxies," "The Special Meeting - Cost of Solicitation of Proxies," "The Transaction - Related Financing and Refinancing Transactions - Public Offerings" and "The Transaction - Certain Provisions of the Merger and Merger Agreement - Expenses" is incorporated herein by reference.

     (b) The relevant information set forth under "The Unitholders Meeting - Cost of Solicitation of Proxies," "The Special Meeting - Cost of Solicitation of Proxies," "The Transaction - Background of and Reasons for the Transaction - Opinion of A.G. Edwards -Terms of A.G. Edwards' Engagement" and "The Transaction
- Background of and Reasons for the Transaction - Opinion of Dain Rauscher Wessels - Dain Rauscher Wessels' Engagement Agreement" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     The information set forth in the Proxy Statement, a copy of which is filed as Exhibit (d)(l) hereto, is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (a)     Loan agreements referred to in Item 6.*

     (b)(1) Opinion of Dain, Rauscher Wessels, dated October 22, 1998 (attached as Annex E to the Proxy Statement).**

     (c)(1) Agreement and Plan of Merger dated October 22, 1998, among Issuer, the Partnership, the Operating Partnership, and Mergeco and the Company (attached as Annex A to the Proxy Statement).**

     (c)(2) Exchange Agreement dated October 22, 1998 among the Partnership and certain affiliated Common Stockholders of Petro (attached as Annex B to the Proxy Statement).**

     (d)(l)  Preliminary Proxy Statement/Prospectus dated October 22, 1998.**

     (d)(2)  Form of Letter of Transmittal to holders of Petro Common Stock .**

     (d)(3)  Form of Notice of Special Meeting.**

     (d)(4)  Press Release issued by Parent on August 14, 1998.*

     (e) Section 302A-471 and 302A-473 of the Minnesota Business Corporation Act (attached as Annex F to the Proxy Statement).**

     (f)    Not applicable.

 -  -  -  -  -  -  -  -
*    To be filed by amendment.

** Incorporated by reference to the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission on October 22, 1998.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 22, 1998.

                              PETROLEUM HEAT AND POWER CO., INC.

                              By:  /s/ Irik P. Sevin
                                   ------------------------------------------
                                   Name:  Irik P. Sevin
                                   Title: Chairman of the Board and Chief
                                          Executive Officer


                              STAR GAS PARTNERS, L.P.

                              By:  Star Gas Corporation
                                   ------------------------------------------
                                     its General Partner


                              By:  /s/ Joseph P. Cavanaugh
                                   ------------------------------------------
                                   Name:   Joseph P. Cavanaugh
                                   Title:  President


                              STAR GAS CORPORATION


                              By:  /s/ Joseph P. Cavanaugh
                                   ------------------------------------------
                                   Name:   Joseph P. Cavanaugh
                                   Title:  President

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION

     (a)     Loan agreements referred to in Item 6.*

     (b)(1) Opinion of Dain, Rauscher Wessels, dated October 22, 1998 (attached as Annex E to the Proxy Statement).**

     (c)(1) Agreement and Plan of Merger dated October 22, 1998, among Issuer, the Partnership, the Operating Partnership, and Mergeco and the Company (attached as Annex A to the Proxy Statement).**

     (c)(2) Exchange Agreement dated October 22, 1998 among the Partnership and certain affiliated Common Stockholders of Petro (attached as Annex B to the Proxy Statement).**

     (d)(l)  Preliminary Proxy Statement/Prospectus dated October 22, 1998.**

     (d)(2)  Form of Letter of Transmittal to holders of Petro Common Stock .**

     (d)(3)  Form of Notice of Special Meeting.**

     (d)(4)  Press Release issued by Parent on August 14, 1998.*

     (e) Section 302A-471 and 302A-473 of the Minnesota Business Corporation Act (attached as Annex F to the Proxy Statement).**

     (f)    Not applicable.

 -  -  -  -  -  -  -  -
*    To be filed by amendment.

** Incorporated by reference to the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission on October 22, 1998.